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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverRock Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                      3200 Southwest Freeway, Suite 3120
                                (No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  James T. Hickey   (713) 375-1304
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Hein & Associates, LLP

                              (Name – *if individual, state last, first, middle name*)

500 Dallas Street, Suite 2500	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 0 2014
~~REGISTRATIONS BRANCH~~
02

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



DD
3/22/14

OATH OR AFFIRMATION

I, __James T. Hickey__ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__RiverRock Securities, LLC__ _____, as
of __December 31__ _____, 20 _13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__None__

KRISTA R. FULLER
Notary Public, State of Texas
My Commission Expires
August 18, 2014

J T Hickey
Signature

__President__
Title

Krista R. Fuller
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIVERROCK SECURITIES, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT AND SUPPLEMENTAL SCHEDULES
AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

DECEMBER 31, 2013

RiverRock Securities, LLC

INDEX TO FINANCIAL STATEMENTS



Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

INDEPENDENT AUDITOR'S REPORT

February 28, 2014

Board of Directors
RiverRock Securities, LLC
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of RiverRock Securities, LLC as of December 31, 2013 and the related statement of operations, changes in member's equity, and cash flows for the year ended December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverRock Securities, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in Note 1 to the financial statements, the Company has not generated profitable operations to date. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital and ultimately achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also discussed in Note 1 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein & Associates LLP

RIVERROCK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

ASSETS		
Cash and cash equivalents	$	41,915
Total assets	$	41,915

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	8,714
Total liabilities		8,714
MEMBER'S EQUITY		33,201
Total liabilities and member's equity	$	41,915

See accompanying notes to these financial statements.

- 3 -

RIVERROCK SECURITIES, LLC

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2013
REVENUES	$ 134,707
EXPENSES:	
Legal, accounting and regulatory fees	69,738
General and administrative	174,510
Total expenses	244,248
Interest income	3
NET LOSS	$ (109,538)

RIVERROCK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	MEMBER'S EQUITY	ACCUMULATED DEFICIT	TOTAL MEMBER'S EQUITY
BALANCES, December 31, 2012	354,338	(348,600)	5,738
Capital contributions	137,001	-	137,001
Net loss	-	(109,538)	(109,538)
BALANCES, December 31, 2013	$ 491,339	$ (458,138)	$ 33,201

See accompanying notes to these financial statements.

- 5 -

RIVERROCK SECURITIES, LLC

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2013
OPERATING ACTIVITIES:	
Net loss	$ (109,538)
Increase (decrease) in:	
Accounts payable	8,692
Net cash used in operating activities	(100,846)
FINANCING ACTIVITIES–	
Capital contributions – cash	137,001
Net cash provided by financing activities	137,001
NET CHANGE IN CASH AND CASH EQUIVALENTS	36,155
CASH AND CASH EQUIVALENTS, beginning of year	5,760
CASH AND CASH EQUIVALENTS, end of year	$ 41,915

See accompanying notes to these financial statements.

RiverRock Securities, LLC

Notes to Financial Statements

1. ### Summary of Significant Accounting Policies

   Organization and Nature of Operations – RiverRock Securities, LLC (the "Company") was incorporated in Delaware on April 13, 2008. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a FINRA-Member. The Company was established to partner with third party fund marketers, merchant banks and independent investment bankers on private placements and other investment banking advisory services.

   Cash Equivalents– The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Income Taxes – As a limited liability company, no provision for federal income taxes has been made in the Company's financial statements as the Company is a disregarded entity for income tax purposes and is not subject to federal income tax. The results of operations are included in the tax returns of the members. Certain transactions of the Company may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, the net income or loss of the Company and the resulting balances in member's capital accounts reported for income tax purposes may differ from balances reported for those same items in the accompanying financial statements. The Company's tax return and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the members would be changed accordingly. The Company is not aware of any uncertain tax positions at December 31, 2013.

   Revenue Recognition – The Company derives its revenue from customers that contract the Company to find suitable investors to invest in customer funds/investments. The Company earns a monthly retainer fee for this service and a placement fee based upon a percentage of the capital raised if an investment is placed. The Company, in turn, contracts registered representatives to find suitable investors for the customers and pays the registered representative approximately 90% of all monthly retainers received from the customers. The Company has not had any placements to date and has only earned monthly retainer fees. For the year ended December 31, 2013 the Company recorded $8,000 in commissions income.

   Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

RIVERROCK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

    Going Concern and Plan of Operation – The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is currently dependent upon capital from its sole member to fund operations until profitable operations are sustained. These conditions raise substantial doubt about its ability to continue as a going concern.

    The Company is currently devoting its efforts to beginning profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. **RELATED PARTY TRANSACTIONS**

    The Company has an office and administrative agreement with a related entity. The agreement required the Company to pay $3,000 per month through August of 2013. This agreement was renewed with a revised monthly cost of $2,945. During the year ended December 31, 2013, the Company paid $35,780 in cash to the related party under this contract services agreement which included the use of personnel, office space and other office expenses. At December 31, 2013, the Company had $26,505 of future commitments under this agreement, all of which will become due in 2014.

    The Company has an administrative agreement with another related entity. This agreement requires the Company to pay a specified amount for personnel that are employed by the related entity. During the year ended December 31, 2013 the Company paid $6,370 with this agreement.

3. **MINIMUM NET CAPITAL REQUIREMENT**

    Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At December 31, 2013 the Company was in compliance with the minimum net capital requirement.

4. **SUBSEQUENT EVENTS**

    In February of 2014, the Company received $12,000 in capital contributions from its sole member.

    The Company has evaluated subsequent events through February 28, 2014, the date which the financial statements were available to be issued. No events or transactions have occurred subsequent to the balance sheet date other than those that have already been discussed that might require recognition or disclosure in the financial statements.

RIVERROCK SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL–

Total member's equity (from statement of changes in member's equity)	$ 33,201
Net capital	$ 33,201

COMPUTATION OF AGGREGATE INDEBTEDNESS–

Total aggregate indebtedness	$ 8,714
Percentage of aggregate indebtedness to net capital	$ 26.25%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS–

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 581
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Net capital deficit	$ –

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2013 differs by $1,714 from the amount of total member's equity in the above computation.

RIVERROCK SECURITIES, LLC

SCHEDULE II – OTHER REQUIRED INFORMATION

DECEMBER 31, 2013

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

> The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

> The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

> Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession or under its control.



Hein & Associates LLP   www.heincpa.com
500 Dallas Street   p 713.850.9814
Suite 2500   f 713.850.0725
Houston, Texas 77002

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

February 28, 2014

Board of Directors
RiverRock Securities, LLC
Houston, Texas

In planning and performing our audit of the financial statements of RiverRock Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency or combination of deficiencies in internal control, that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be presented, detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified.

We consider the following deficiency in the Company's internal control to be a material weakness:

The Company's Accounting/Financial Reporting Function
The Company has not properly segregated duties as two individuals have the ability to initiate, authorize, and complete all transactions. The Company has not implemented measures that would prevent the individuals from overriding the internal control system. In conjunction with the lack of segregation of duties, the Company does not have specific anti-fraud controls. While the Company found no evidence of fraudulent activity, two individuals have access to the accounting records, have authorization rights and can access the corporate assets, principally the operating bank account.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully,

Hein & Associates LLP